UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 000-51469

BAIDU, INC.

Baidu Campus

No. 10 Shangdi 10th Street

Haidian District, Beijing 100085

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Voting Results of Extraordinary General Meeting of Baidu, Inc.

At the extraordinary general meeting of shareholders of Baidu, Inc. (the “Company”) held on March 1, 2021 (the “AGM”), the Company’s shareholders adopted the following resolutions:

Change of Authorised Share Capital by One-to-Eighty Subdivision of Shares

IT WAS RESOLVED BY AN ORDINARY RESOLUTION THAT each share classified as Class A ordinary shares, Class B ordinary shares and preferred shares of a par value of US$0.00005 each in the share capital of the Company (including authorised issued and unissued class A ordinary shares, class B ordinary shares and preferred shares) be sub-divided into 80 shares of a par value of US$0.000000625 each (the “Subdivision”), such that, following the Subdivision, the authorised share capital of the Company will be US$43,520 divided into 66,000,000,000 class A ordinary shares of a par value of US$0.000000625 each, 2,832,000,000 class B ordinary shares of a par value of US$0.000000625 each and 800,000,000 preferred shares of a par value of US$0.000000625 each.

A total of 21,104,931 ordinary shares (including ordinary shares represented by American depositary shares), representing 62.2% of the paid up voting share capital of the Company as of the record date, were present at the meeting in person or by proxy. The voting results are as follows:

	For		Against		Abstain
Resolutions	Votes	%	Votes	%	Votes	%
Change of Authorised Share Capital by One-to-Eighty Subdivision of Shares	83,520,485	99.9%	37,627	0.0%	74,319	0.1%

The one-to-eighty subdivision of shares has become effective on March 1, 2021, immediately upon the approval by the Company’s shareholders. Concurrently on the same day, a change in the American depositary share (“ADS”) ratio proportionate to the share subdivision from ten (10) ADSs representing one (1) Class A ordinary share to one (1) ADS representing eight (8) Class A ordinary shares has taken effect.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BAIDU, INC.

By:	/s/ Herman Yu
Name:	Herman Yu
Title:	Chief Financial Officer

Date: March 1, 2021